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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

 (Amendment No. 2)*

Theragenics Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

883375107
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(CUSIP Number)

December 31, 2008
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD control number.

SEC 1745 (3-06)

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CUSIP No. 883375107
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1	Names of Reporting Persons

Healthinvest Partners AB
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3	SEC Use Only
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4	Citizenship or Place of Organization

Sweden
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Number of	5	Sole Voting Power 3,322,846
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Shares
Beneficially	6	Shared Voting Power 0
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Owned by
Each	7	Sole Dispositive Power 3,322,846
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Reporting
Person With:	8	Shared Dispositive Power 0
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9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,322,846
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10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

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11	Percent of Class Represented by Amount in Row (9)

9.9%
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12	Type of Reporting Person (See Instructions)

IA, HC, FI
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CUSIP No. 883375107
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1	Names of Reporting Persons

HealthInvest Global Long/Short Fund
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Citizenship or Place of Organization

Sweden
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Number of	5	Sole Voting Power 0
-----------------------------------------------------------------------------------------------------------------------------------------------------
Shares
Beneficially	6	Shared Voting Power 3,322,846
-----------------------------------------------------------------------------------------------------------------------------------------------------
Owned by
Each	7	Sole Dispositive Power 0
-----------------------------------------------------------------------------------------------------------------------------------------------------
Reporting
Person With:	8	Shared Dispositive Power 3,322,846
-----------------------------------------------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,322,846
-----------------------------------------------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-----------------------------------------------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)

9.9%
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12	Type of Reporting Person (See Instructions)

OO, FI
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Item 1(a).	Name of Issuer:
Theragenics Corporation.

Item 1(b).	Address of Issuer's Principal Executive Offices:
5203 Bristol Industrial Way
Buford, Georgia 30518

Item 2(a).	Name of Person Filing:
Healthinvest Partners AB and HeathInvest Global Long/Short Fund.

Healthinvest Partners AB is the investment advisor and control person of HealthInvest Global Long/Short Fund, a security holder of the issuer.  HealthInvest Global Long/Short Fund is a specialty fund organized pursuant to the Swedish Investment Funds Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Arsenalsgatan 4
SE-111 47 Stockholm
Sweden

Item 2(c).	Citizenship:
See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
883375107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [  ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)  [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)  [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)  [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)  [  ] An investment adviser in accordance with §240.13d-1(b)(ii)(E);
(f)   [  ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)  [  ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)  [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)   [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C.
            80a-3);
(j)   [X] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)  [  ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: specialty fund organized pursuant to the Swedish Investment Funds Act.

Item 4.	Ownership.

(a) Amount Beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by 33,246,191, the number of shares of common stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:
See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of:
See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of:
See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to specialty funds organized pursuant to the Swedish Investment Funds Act is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 11, 2009
HEALTHINVEST PARTNERS AB

By: /s/ANDERS HALLBERG

Name: Anders Hallberg
Title: Managing Director and CEO

HEALTHINVEST GLOBAL LONG/SHORT FUND

By: /s/ANDERS HALLBERG

Name: Anders Hallberg
Title: CEO of Managing Company